HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
DOUGLAS M. BERMAN DIRECT DIAL: (214) 468-3305 DIRECT FAX: (214) 740-7106 EMAIL: DBERMAN@HUNTON.COM FILE NO: 70855.000002
August 9, 2011

	United States Securities and Exchange Commission	VIA EDGAR
101 F Street, NE
Washington, DC 20549
Attention:	Mark P. Shuman, Branch Chief - Legal
Kathleen Collins, Accounting Branch Chief
Michael F. Johnson, Staff Attorney

Re:	Crossroads Systems, Inc.
Amendment No. 3 (“Amendment No. 3”) to Registration Statement on Form S-1 (“Registration Statement”)
Filed July 19, 2011
File No. 333-172792

Ladies and Gentlemen:

On behalf of Crossroads Systems, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the letter of Mark P. Shuman, Branch Chief-Legal, dated August 3, 2011 (the “Comment Letter”), regarding Amendment No. 3 referenced above.  The Company is filing these responses concurrently with the filing of Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  The responses herein are based on information provided to this firm by the Company.  The responses have been numbered and headings have been used to correspond to the comments as entitled and numbered in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview

1.
We note the amount of IP license revenues applicable to past usage as provided in your response to prior comment 6. Please revise the Overview section of MD&A to include a discussion regarding how the success of your IP Licensing campaign and your ability to collect amounts for past usage of your technology could impact the company’s liquidity, capital resources or results of operations. In this regard, we note that the amounts for past usage as reflected in your historical financial statements have fluctuated from period to period and, to the extent that the number of new customers resulting from this campaign decreases, historical results may not be indicative of future performance. Accordingly, revise to include a qualitative and quantitative discussion of these potential trends and uncertainties pursuant to Section III.B.3 of SEC Release No. 33-8350 and Item 303 of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company has revised the Overview section of MD&A to include a discussion regarding how the success of its IP Licensing campaign and its ability to collect amounts for past usage of its technology could impact the Company’s liquidity, capital resources and results of operations.  In addition, the Company has revised the MD&A section entitled “Results of Operations—Revenue” to include a qualitative and quantitative discussion of the fluctuations in past usage from period to period as reflected in its historical financial statements.  Pursuant to SEC interpretation on Release 33-8350 and Item 303 of Regulation S-K, the Company has considered if there is a reasonable likelihood that reported financial information is not indicative of its future financial condition or future operating results and has updated the disclosure in MD&A under the headings “—Overview” and “—Liquidity and Capital Resources” to discuss the variability of its revenue from intellectual property.  Specifically, the Company has added a paragraph to this discussion in the “—Overview” section, which reads in its entirety as follows:

“A significant component of revenue is related to our IP licensing campaign. The revenue from our IP licensing campaign consists of an initial licensing fee for past shipments and licensing fees related to ongoing shipments. The initial licensing fees for past shipments as reflected in the historical financial statements have fluctuated from period-to-period, and to the extent that the number of new customers resulting from our licensing campaign decreases, historical results may not be indicative of future performance. The success of our IP licensing campaign and our ability to collect amounts for past usage of our technology could impact our liquidity, capital resources and results of operations.”

Similar disclosure was included under the heading “—Liquidity and Capital Resources—Cash Flows.”  In addition, the Company has included tabular disclosure of the components of its IP license, royalty and other revenue line item from its Statements of Operations for the three and six months ended April 30, 2011 and 2010 and the years ended October 31, 2011 and 2010, as well as a discussion of the reasons for fluctuations in such line item over the reported periods under the heading “—Results of Operations—Three and Six Months Ended April 30, 2011 Compared to the Three and Six Months Ended April 30, 2010—Revenue” and “—Results of Operations—Year Ended October 31, 2010 Compared to Year Ended October 31, 2009—Revenue.”

2.
In addition, in an effort to add further context to your discussion of the fluctuations in revenue for each period, please revise your results of operations disclosures to include a breakdown of your IP license, royalty and other revenue line item by (a) IP royalties for past shipments, (b) ongoing IP royalties, (c) IP royalties from HP and (d) other services.

Company Response:

In response to the Staff’s comment, the Company has included a table showing the breakdown of its IP license, royalty and other revenue line item.  As discussed with the Staff in a telephone conference on August 8, 2011, the table shows the breakdown of amounts for the following items:

•	Initial IP license fee allocated to past shipments
•	Ongoing IP license revenue
•	HP royalty and PCS service revenue
•	PCS service revenue (non-HP)

This table is included in the Amendment under the headings “—Results of Operations—Three and Six Months Ended April 30, 2011 Compared to the Three and Six Months Ended April 30, 2010—Revenue” and “—Results of Operations—Year Ended October 31, 2010 Compared to Year Ended October 31, 2009—Revenue.”  The discussion of revenues following the tables has also been revised to discuss the items in the new table.

Notes to Consolidated Financial Statements
Financial Statements for the Six Months Ended April 30, 2011
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-5

3.
We note from your response to prior comment 1 that when establishing estimated selling price for your hardware and software elements, the company uses either the list price of the deliverable less a discount or the cost to provide the product or service plus a margin. Please explain further how you determine under what circumstances and for which products or services you apply each of these methodologies. In addition, explain further your reference to “services” in your response. In this regard, we note that the company is able to establish VSOE of fair value for your PCS services. Please tell us what other services are included in your arrangements for which you establish fair value based on estimated selling price. Please revise your disclosures accordingly to address the information provided in your response to this comment.

Company Response:

The Company would like to further clarify its process in establishing estimated selling price.  Excluding IP license revenue which is discussed separately, the Company’s multiple element arrangements include the following elements:

1)  Post-contract support (“PCS”) service
2)  Established products
3)  New products, installation and professional services– including revenue from the Read-Verify Appliance (“RVA”) and SPHiNX product lines

VSOE for PCS service revenue has been established and was discussed in prior comment letters relating to the Registration Statement.

For 100% of established product revenue for the periods reported, VSOE has been established based on the price charged to customers when sold separately.  These established products are always sold at list price without discounts, thus establishing VSOE.

For new products, installation and professional services, which represent approximately 5% of the Company’s total revenue, excluding IP license revenue, for the periods reported, the Company is unable to establish selling price using VSOE or TPE, so the Company uses ESP.  The Company’s pricing committee meets to establish pricing.  The pricing committee begins with the total burdened cost of the product and adds a margin to establish a price for its value-added reseller (“VAR”) or Original Equipment Manufacturer (“OEM”) customers.  The committee also considers the historical margins for established products and several other factors, including any changes to pricing methodologies, competitiveness of new products, installation and professional services, pricing pressures due to entering a new market, and cost drivers that could cause future margins to differ from historical margins.  In the future, as the Company has established more sales history for these new products, installation and professional services, it will evaluate whether VSOE can be established.

The Company has revised the disclosures in its interim and audited financial statements under Note 2, “Summary of Significant Accounting Policies—Revenue Recognition—Multiple Element Arrangements.”

The Company would like to clarify that Other Revenue currently consists of PCS service revenue only, and the Company has revised its disclosures in the Amendment to clarify this point.  Installation, professional services and out–of-warranty repairs are included as product revenue.  Together, these three revenue sources make up less than 1% of revenue for each period presented.  Furthermore, professional services alone make up less than 0.1% of total revenue for the periods presented ($0 for FY2009, $59,000 for FY2010 and $22,000 for FY2011).  Installation and professional services are typically delivered with the product as part of a bundled solution for our newer products.  As discussed above, the Company uses ESP for installation and professional services elements.  Out-of-warranty repairs are not subject to the accounting guidance for multiple element arrangements as they are not bundled with other products or services.

Financial Statements for the Year Ended October 31, 2010
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-21

4.	With regards to the information provided in response to prior comment 6, please explain further the following:

•
You indicate that the licensee reports the shipments to the company so you can allocate the amounts already shipped at the determined rate. Please explain further how you determine the royalty rates used in calculating the portion of the fee that you allocate towards past usage and recognize as revenue upon signing and specifically tell us what you mean when you state the rate is based on “historical experience and an analysis of each licensee’s sales results;”

•	Tell us the rates, or range of rates, charged for past usage in your IP licenses agreements and how such rate(s) compare to the amounts charged for future usage;
•
You indicate that the company determined there were no amounts received related to the litigation settlement element. Please explain further your basis for this conclusion. Also, please clarify what percentage of the IP license fee that you collect at the time of the agreement would typically be allocated to past usage using the calculations noted herein and what percentage would apply to settlement litigation had you allocated such amounts accordingly;

•
Describe the terms of a typical IP license agreement and tell us if the agreement specifically refers to the fact that the proceeds relate to past usage, future usage, cross-licensing and settlement. Please provide a sample copy of a typical IP license agreement that involves litigation; and

•
Please revise your disclosures in Note 2 as it relates to IP agreements that involve litigation and consideration for past usage to further explain how the company determines the amount of revenue from past usage similar to the information provided in your response.

Company Response:

The Company would like to further clarify the royalty rate used in calculating the amount owed by the licensee.  When the Company stated that the rate is based on “historical experience and an analysis of each licensee’s sales results,” it is referring to the fact that the Company has had an IP licensing campaign for over ten years and over 90% of the IP license contracts in the periods presented have calculated the amounts owed for past shipments using a standard rate historically used in agreements with other licensees (the “Standard Rate”) multiplied by the number of units shipped that use the Company’s patented technology.  The rate used to determine the initial licensing fee related to past shipments also equals the rate used to calculate amounts owed to the Company by the licensee going forward on future shipments.  The number of units shipped that use the Company’s patented technology is based on a report provided by the licensee.  The Company determines the reasonableness of the report received from the licensee showing past shipments by using publicly filed financial statements, research reports and other sources to corroborate the accuracy of the information contained in the report.

As discussed with the Staff on August 8, 2011, while the Company has not publicly disclosed the Standard Rate, over 90% of its IP license contracts in the periods presented have used the Standard Rate to calculate both the amounts owed for past shipments and for future shipments.  For the remaining 10% of IP licensing contracts, although the rate used may vary from the Standard Rate historically used for other contracts, the rate used for past shipments is always equal to the rate that is applied to future shipments on an individual contract basis.

At this time, 100% of the IP license fee that the Company has recognized as revenue at the time the initial agreement is signed has been allocated to past usage using the calculations noted herein (rate multiplied by the number of units shipped prior to the agreement).  The Company will continue to monitor the IP license agreements in the future, and if the rate used to determine the initial licensing fee for past shipments exceeds the rate used for future usage or if there is significant variation from the Standard Rate, the Company will consider whether there are additional elements in the arrangements, such as settlement of litigation.

Attached as Annex A hereto is a form of a typical IP license agreement.  Please refer to paragraph 4.1 for proceeds related to past usage and to paragraph 4.2 for future usage.  In addition, see Section 2 for License Grants (cross-licensing) and Section 3 for Releases and Dismissal.

The Company has revised its disclosures in its interim and audited financial statements in Note 2 under the heading “—IP License, Royalty and Other Revenue—Consideration for Past Sales” and “—Recurring Royalty Payments” to further explain how the Company determines the amount of revenue from past usage similar to the information provided in this response to Staff Comment No. 4.

Note 9. Commitments and Contingencies
Legal Proceedings, page F-29

5.
We note from your response to prior comment 7 that the company discloses contingencies “when there is at least a reasonable possibility that a material loss may have been incurred and that loss or range of loss, can be estimated as of the reporting date.” In addition, your revised disclosures on pages F-10 and F-29 indicate that the company had no legal claims or other contingencies for which “the range of probable loss was material.” It is unclear from your response whether you are referring to the likelihood of a loss or the likelihood that a loss would be material. ASC 450 requires disclosure of the former. Please clarify the intent of your response. In addition, if the there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose the estimated additional loss or range of loss; or if true, state that the estimate of the additional loss or range of loss is immaterial; or state that such an estimate cannot be made. We refer you to ASC 450-20-50. Please revise your disclosures accordingly.

Company Response:

The Company does not have reason to believe that there are any loss contingencies that are probable or even reasonably possible; therefore, $0 has been accrued.  Further, the Company does not believe that it is reasonably possible that there are additional losses exceeding the $0 accrual that would require disclosure.  Given the Company believes the potential for it having asserted or unasserted claims against it or other loss contingencies is remote, it has removed the language related to loss contingencies from Note 8 and 9 in the interim and audited financial statements, respectively.

6.
In addition, your revised disclosures indicate that the company had no legal claims or other contingencies for which a “material loss contingency was accrued.” Please clarify for us whether you accrued for any contingencies that were both probable and reasonably estimable.

Company Response:

The Company does not have reason to believe that there are any loss contingencies that are probable or even reasonably possible; therefore, $0 has been accrued.  Further, the Company does not believe that it is reasonably possible that there are additional losses exceeding the $0 accrual that would require disclosure.  Given the Company believes the potential for it having asserted or unasserted claims against it or other loss contingencies is remote, it has removed the language related to loss contingencies from Note 8 and 9 in the interim and audited financial statements, respectively.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,
/s/ Douglas M. Berman
Douglas M. Berman

cc:           Robert C. Sims
Jennifer Ray Crane

ANNEX A

PATENT LICENSE AGREEMENT

This Patent License Agreement (“Agreement”) is entered into as of ___________ ____, 2010 (the “Effective Date”) between Crossroads Systems, Inc., a Delaware corporation having its principal place of business at 11000 N. MoPac Expressway, Austin, TX 78759 (“Crossroads”) and [Company Full Name] a [Company’s State of Incorporation] corporation having its principal place of business at [Company’s Address] (“[Company]”).  Crossroads and [Company] are individually referred as a “Party” and collectively as the “Parties.”

[WHEREAS Crossroads commenced an action entitled [______], in the [______], Case No. [______] (hereafter “the Lawsuit”);]

[WHEREAS the Parties wish to fully and finally settle the claims against [Company] asserted in the Lawsuit without resorting to lengthy and costly litigation and the inherent risks associated with continuing the Lawsuit;]

In consideration of the covenants, licenses and releases contained herein, and for other good and valuable consideration, the adequacy of which is acknowledged by the Parties, the Parties agree as follows:

1.	Definitions. As used in this Agreement:

1.1  “Affiliate” of a Party means any person or entity that, at any time during the term of this Agreement, directly or indirectly controls, is controlled by, or is under common control with such Party, where “control” means ownership of greater than fifty percent (50%) or more of the voting power of the outstanding voting securities (but only as long as such person or entity meets these requirements).  Affiliates shall be bound by the terms of this Agreement and each Party shall be responsible for the compliance by its Affiliates with the terms of this Agreement.

1.2 “Crossroads Patents” means U.S. Patent Nos. 6,425,035, 7,051,147, 5,941,972, 6,421,753, 6,425,036, 6,738,854, 6,763,419, 6,789,152, and any other U.S. patents, U.S. patent applications or foreign counterparts which claim priority to any of the foregoing patents or to any applications from which any of the foregoing patents issued, including any and all reissues, reexaminations, divisionals, continuations, continuations-in-part, and extensions of any of the foregoing issued patents and/or pending patent applications.

1.3  “Crossroads Licensed Product” means any product, software, system, or apparatus, or collection thereof, manufactured by or for Crossroads based entirely on designs or specifications created by or for Crossroads, and which is Sold/distributed by Crossroads, that is covered by any claim of the [Company] Patents or uses any of the [Company] Licensed Technology.

1.4 “Licensed Patents” means collectively the [Company] Patents and the Crossroads Patents.

1.5 “Licenses” means the license granted to [Company] in Section 2.1 and the license granted to Crossroads in Section 2.2.

1.6 “Net Sales” means the gross revenues received by [Company] or its Affiliates from the Sale of [Company] Licensed Products less amounts allowed or credited due to returns of [Company] Licensed Products paid/provided to customers (not to exceed the original billing or invoice amount).  Net Sales shall also include the fair market value of all other consideration received by [Company] or its Affiliates for Sales or in exchange for [Company] Licensed Products, whether such consideration is in cash, payment in kind, exchange or another form.

1.7 “Sale or Sold” means the sale, exchange, transfer, distribution or disposition of an item, set of items or service, including without limitation a [Company] Licensed Product, for value to a Third Party.

1.8 “[Company] Patents” means any and all issued patents and pending patent applications (in any jurisdiction, including without limitation the United States) owned or controlled by [Company] or any [Company] Affiliate having an effective filing date up to three years after the Effective Date, including any and all reissues, reexaminations, divisionals, continuations, continuations-in-part, and extensions of any of the foregoing issued patents and/or pending patent applications.

1.9 “[Company] Licensed Technology” means the following [Company] technology:  [[Company] to Fill In ______________].

1.10 “[Company] Licensed Product” means any product, software, system, or apparatus or collection thereof manufactured by or for [Company] based entirely on designs or specifications created by or for [Company], and which is Sold/distributed by [Company] and/or its Affiliates, that is covered by any claim of the Crossroads Patents, and including any and all associated products sold in conjunction with these products as part of the same transaction.  For clarity, as of the Effective Date, [Company] Licensed Products specifically include without limitation [Company]’s _________________, ______________and ___________________ RAID products, including without limitation configurations of those products as they were generally sold in [Company]’s ordinary course of business prior to the Effective Date.

1.11 “Third Party” means any individual, group of individuals, corporation, partnership, joint venture, trust, association, unincorporated organization, governmental body or any entity of any kind or nature other than [Company] and Crossroads and their respective Affiliates.

2.	License Grants

2.1 Crossroads License Grant.  Subject to the terms and conditions of this Agreement, including actual receipt by Crossroads of payment as set forth in Section 4, Crossroads hereby grants to [Company] and its Affiliates a non-exclusive, personal, royalty-bearing, worldwide, non-transferable, non-assignable (except as permitted under Section 7), non-sublicensable, indivisible license under the Crossroads Patents, to (a) make, use, sell, offer to sell, and import any [Company] Licensed Product and (b) make, use or perform any method or process claimed in any Crossroads Patent to enable the manufacture, use, sale or import of any [Company] Licensed Products.  The license granted in this Section 2.1 shall extend to [Company] customers, distributors and manufacturers, involved in the distribution, manufacture, Sale or use of [Company] Licensed Products, but only to the extent such use, distribution, manufacture, or Sale activities are:  (i) limited to [Company] Licensed Products and (ii) are not a sham to attempt to sublicense Third Parties under the Crossroads Patents.  The license granted in this Section 2.1 shall not extend to any products, processes, designs, methodologies or technology (whether commercially available or under development at the time of acquisition) acquired by [Company] or a [Company] Affiliate after the Effective Date, including without limitation as part of the acquisition of a Third Party or any asset(s) of a Third Party.  All rights not expressly granted by Crossroads to [Company] under this Agreement are expressly reserved to Crossroads.  No rights or licenses are granted under the Crossroads Patents except as expressly provided herein, whether by implication, estoppel or otherwise.  No right to grant sublicenses or to become a pass through or foundry for Third Parties is granted under the license in Section 2.1.  [Company] acknowledges and agrees the license under this Section 2.1 shall only apply to those [Company] Licensed Products for which [Company] pays a royalty under Section 4.2.

2.2 [Company] License Grant.  Subject to the terms and conditions of this Agreement, [Company] hereby grants to Crossroads and its Affiliates a personal, non-exclusive, fully paid-up, royalty-free, worldwide, non-transferable, non-assignable (except as permitted under Section 7), non-sublicensable, indivisible license under the [Company] Patents and the [Company] Licensed Technology to (a) make, use, sell, offer to sell, import, practice, perform, copy, sell, distribute, create derivative works, modify, any Crossroads Licensed Product and (b) make, use, practice or perform any method or process in any [Company] Licensed Technology or claimed in any [Company] Patent to enable manufacture, use, sale, offer for sale or import of any Crossroads Licensed Products.  The license granted in this Section 2.2 shall extend to Crossroads customers, distributors, and manufacturers involved in the distribution, manufacture, Sale or use of Crossroads Licensed Products, but only to the extent such use, distribution, manufacture, or Sale activities are:  (i) limited to Crossroads Licensed Products and (ii) are not a sham to attempt to sublicense Third Parties under the [Company] Patents.  The license granted in this Section 2.2 shall not extend to any products, processes, designs, methodologies or technology (whether commercially available or under development at the time of acquisition) acquired by Crossroads or a Crossroads Affiliate after the Effective Date, including without limitation as part of the acquisition of a Third Party or any asset(s) of a Third Party.  All rights not expressly granted by [Company] to Crossroads under this Agreement are expressly reserved to [Company]. No rights or licenses are granted under the [Company] Patents or [Company] Licensed Technology except as expressly provided herein, whether by implication, estoppel or otherwise.  No right to grant sublicenses or to become a pass through or foundry for Third Parties is granted under the license in Section 2.2.

2.3 No Challenges.  For as long as the patent license to [Company] in Section 2.1 remains in effect, [Company] and its Affiliates (including employees, attorneys and consultants of [Company] and its Affiliates) agree not to challenge, participate in any challenge to, or aid any Third Party in challenging the validity or enforceability of the Crossroads Patents, including without limitation in any proceeding in federal court, the International Trade Commission or the United States Patent and Trademark Office that could potentially affect the validity or enforceability of the Crossroads Patents.  For as long as the patent license to Crossroads in Section 2.2 remains in effect, Crossroads and its Affiliates  (including employees, attorneys and consultants of Crossroads and its Affiliates) agree not to challenge, participate in any challenge to, or aid any Third Party in challenging the validity or enforceability of the [Company] Patents, including without limitation any proceedings in federal court, the International Trade Commission or the United States Patent and Trademark Office that could potentially affect the validity or enforceability of the [Company] Patents.

2.4 No Obligation to Enforce.  Neither Party shall have any obligation hereunder to institute any action or suit against Third Parties for infringement of any of such party’s Licensed Patents or to defend any action or suit brought by a Third Party which challenges or concerns the validity of any such Licensed Patent.  In addition, neither Party shall have any right to institute any action or suit against any Third Party for infringement of any of the other Party’s Licensed Patents.

2.5 No Restriction.  [Company] agrees that the License in Section 2.1 shall in no way restrict Crossroads’ use of the Crossroads Patents, or Crossroads’ manufacture, use, sale, offering for sale or importation of any product, service, process, or method covered by the claims of the Crossroads Patents, for its own purposes or in collaboration with Third Parties.  Crossroads agrees that the License of Section 2.2 shall in no way restrict [Company]’s use of the [Company] Patents, or [Company]’s manufacture, use, sale, offering for sale or importation of any product, service, process, or method covered by the claims of the [Company] Patents, for its own purposes or in collaboration with Third Parties.

2.6 No Patent Laundering.  [Company] agrees that the license granted under Section 2.1 is not intended to and does not cover manufacturing activities that [Company] may undertake on behalf of Third Parties for the purpose of providing such Third Parties with coverage under the license granted by Crossroads to [Company] in this Agreement.  Crossroads agrees that the license granted under Section 2.2 is not intended to and does not cover manufacturing activities that Crossroads may undertake on behalf of Third Parties for the purpose of providing such Third Parties with coverage under the license granted by [Company] to Crossroads in this Agreement.

2.7 Combinations.  No license is granted under this Agreement by either Party, either directly or by implication, estoppel or otherwise, to any Third Parties acquiring items from either Party for the combination of such acquired items with other item(s), where the use, manufacture, sale, offer for sale or import of such combination infringes based on the other item.

3.	Releases and Dismissal.

3.1 Crossroads’ Release.  Subject to receipt by Crossroads of payment as set forth in Section 4, Crossroads, on behalf of itself, its Affiliates and its successors and assigns, hereby irrevocably and unconditionally releases and forever discharges [Company] and its Affiliates, directors, officers, employees, attorneys, consultants, attorneys, and customers from any and all claims, damages and/or liability based on infringement of any Crossroads Licensed Patent on or prior to the Effective Date arising from the manufacture, use, sale or importation of [Company] Licensed Products against which the license fee as outlined in Section 4.1 was applied.   [Company] acknowledges and agrees the release under this Section 4.1 shall only apply to those [Company] Licensed Products included in the payment calculation of Section 4.1.  The release granted in this Section 3.1 shall not extend to any claims, damages and/or liability relating to products, processes, designs, methodologies or technology acquired by [Company] or a [Company] Affiliate after the Effective Date, including without limitation as part of the acquisition of a Third Party or any asset(s) of a Third Party.

3.2 [Company]’s Release.  [Company], on behalf of itself, its Affiliates and its successors and assigns, hereby irrevocably and unconditionally releases and forever discharges Crossroads and its Affiliates, directors, officers, employees, attorneys, consultants, attorneys, and customers from any and all claims, damages and/or liability based on:  (i) infringement of any [Company] Patent or [Company] Licensed Technology on or prior to the Effective Date arising from the manufacture, use, sale or importation of Crossroads Licensed Products and (ii) the Lawsuit, including any claims or counterclaims [Company] brought in the Lawsuit.  The release granted in this Section 3.2 shall not extend to any claims, damages and/or liability relating to products, processes, designs, methodologies or technology acquired by Crossroads or a Crossroads Affiliate after the Effective Date, including without limitation as part of the acquisition of a Third Party or any asset(s) of a Third Party.

3.3 Release of Affiliates.  The Releases of Sections 3.1 and 3.2 only apply to entities which are Affiliates of either Party on the Effective Date.

3.4 Dismissal.  Subject to receipt of payment in Section 4.1, the Parties agree to dismiss all claims asserted against [Company] by Crossroads and all claims/counterclaims asserted by [Company] against Crossroads in the Lawsuit with prejudice and Crossroads agrees to file with the Court a Stipulation and Order of Dismissal substantially in the form attached hereto as Exhibit A in order to accomplish such dismissal.  Each Party will appear in court, perform all acts, sign all necessary documents and cooperate with one another as necessary to facilitate the dismissal of the claims asserted against [Company] in the Lawsuit.

4.	Fees

4.1 Payment.  [Company] will pay Crossroads a non-refundable license fee of_____________________ (_____________________%) times past Net Sales of [Company] Licensed Products prior to _____________________, ________ [DATE], totaling ______________ United States dollars ($__________) due and payable within five (5) days of the Effective Date.  [Company]’s obligation to pay the fees due under this Section 4.1 shall become due and payable regardless of whether the Crossroads Patents remain valid and enforceable upon the due date of the payment.

4.2 Royalty.  [Company] will pay Crossroads a royalty equal to _____________________ (_____________________%) of the Net Sales of the [Company] Licensed Products Sold by [Company] or its Affiliates after ___________________ [DATE].  The Parties understand and agree only those products Sold by [Company] after the Effective Date for which the appropriate license fee has been paid to Crossroads in accordance with this Section 4.2 shall be licensed under the Crossroads Patents.  Should [Company] or its Affiliates exchange [Company] Licensed Products with any Third Party for some value other than money, the royalty payable to Crossroads shall be _____________________ (_____________________%) of such value received from any such Third Party. For every calendar quarter after the Effective Date, payment for [Company] Licensed Products Sold during each calendar quarter shall be due and payable within forty five (45) days from the end of each calendar quarter (for example, the royalty payment for sales of [Company] Licensed Products for the period: (i) [______] through [______] shall be due and payable on [______]; (ii) [______] through [______] shall be due and payable on [______], (iii) [______] through [______] shall be due and payable [______]; (iv) [______] through [______] shall be due and payable on [______];  and so on).

4.3 Non-Manipulation.  [Company] agrees that for the purposes of determining the royalty to be paid to Crossroads, [Company] will not artificially manipulate the selling of [Company] Licensed Products to avoid or reduce the royalty payment otherwise due to Crossroads, including without limitation selling a product in a manner so as to artificially remove it from the definition of a [Company] Licensed Product.  By way of example, while [Company] will not be obligated to pay a royalty on a demonstration product that [Company] provides to a Third Party for evaluation or testing purposes at no cost, if [Company] provides to any Third Party demonstration products beyond numbers required in the ordinary course of business for which [Company] does not receive its normal and customary payment, such products shall be subject to the royalty payment of this Section 3 at [Company]’s standard retail list price. By further way of example, [Company] will not attempt to reduce the royalty base against which the running royalty is paid to Crossroads by selling a product at less than an arms-length negotiated price to a Third Party (or to itself or an Affiliate of itself), nor will [Company] sell in multiple parts a product that otherwise would traditionally or historically have been Sold as an entire unit to attempt to artificially reduce the royalty base against which the royalty would be applied.

4.4 Royalty Report.  [Company] shall furnish Crossroads with a royalty statement (substantially in the form of Exhibit B), within forty-five (45) days following the end of each calendar quarter along with the payment due in Section 4.2, setting forth the quantity and Net Sales of [Company] Licensed Products Sold or otherwise disposed of by [Company] during the calendar quarter, and the royalty payment due.  A [Company] Licensed Product shall be considered Sold when [Company] ships, bills or receives payment for the Licensed Product, whichever occurs first.  Crossroads shall treat such royalty report as confidential information of [Company], will protect it from unauthorized use, access or disclosure in the same manner as Crossroads protects its own confidential or proprietary information of a similar nature and with no less reasonable care, and will disclose it only to the employees or agents of Crossroads who have a need to know such information for purposes of this Agreement and who are under a duty of confidentiality no less restrictive than Crossroads’ duties hereunder (collectively referred to as “Crossroads Confidentiality Obligations”); provided, however, that such royalty report (or any portion thereof) shall not be confidential information of [Company] nor shall Crossroads have any liability for the use or disclosure of any such royalty report information which: (a) is now, or hereafter becomes generally known or available to the public; (b) is rightfully acquired by Crossroads before receiving the information from [Company] and without restriction as to use or disclosure; (c) is hereafter rightfully furnished to Crossroads, without restriction as to use or disclosure; or (d) is generally made available by [Company] without restriction on disclosure (“Exceptions to Crossroads Confidentiality Obligations”).  Furthermore, a disclosure by Crossroads in response to either a valid order by a court or other governmental body, or as otherwise required by law, shall not be considered to be a breach of this Agreement.

4.5 Records and Audits.  [Company] agrees to maintain and retain all financial, sales and shipping records reasonably relating to any Sales or shipment of its products, including without limitation all [Company] Licensed Products, for a period of five (5) years after the Sale or shipment of the products.  [Company] agrees to keep such records in sufficient detail to enable the royalties due and payable under this Agreement to be readily determined. Crossroads shall have the right to audit such records up to once per year, provided that Crossroads must provide [Company] thirty (30) days written notice of such inspection and must conduct the inspection during [Company]’s regular business hours.  [Company] agrees to provide all reasonable cooperation to Crossroads and to aid Crossroads as necessary in understanding the Sales and shipments of [Company] products during the audited period.  Any information collected or learned during such an audit shall be considered to be confidential, shall be subject to the Crossroads Confidentiality Obligations and the Exceptions to Crossroads Confidentiality Obligations, and may only be used for purposes reasonably related to ensure or obtain performance by [Company] of its royalty payment obligations under this Agreement.  The cost of such audit shall be borne by Crossroads, provided, however, that should any such audit reveal that the royalty payments paid by [Company] pursuant to this Agreement for any calendar year have been understated by more than five percent (5%) of the amount actually owed to Crossroads, then the reasonable cost of such audit shall be paid by [Company] to Crossroads in addition to any associated late payments.

4.6 Late Payment.  Any late payment shall include interest; such interest shall be calculated commencing on the date such payment became due, using an annual rate which is the greater of ten percent (10%) or six percentage points higher than the prime interest rate as quoted by the head office of Citibank N.A., New York, at the close of banking on such date, or on the first business day thereafter if such date falls on a non-business day.  If such interest rate exceeds the maximum legal rate in the jurisdiction where a claim therefore is being asserted, the interest rate shall be reduced to such maximum legal rate.

4.7 Payment Method.  All payments by [Company] to Crossroads shall be made by electronic fund transfer to the following account and shall be deemed made on the date credited:

Crossroads Systems, Inc.
11000 N. MoPac Expressway
Austin, TX  78759  USA

Routing No. 121140399
Account No. 3300050395

Silicon Valley Bank
3033 Tasman Drive
Santa Clara, CA  95054  USA

4.8 Effectiveness.  The Parties acknowledge and agree that the Release of Section 3.1 and the License in Section 2.1 shall only become effective upon completion and receipt of the payment of Section 4.1.  The license granted by Crossroads to [Company] shall remain effective upon continued payment of royalties in accordance with Section 4.2.

4.9 Taxes.   Crossroads shall not be obligated to pay, nor shall [Company] withhold from any payment to Crossroad under this Agreement, any assessment on [Company] for any payment made to Crossroads under this Agreement.  Crossroads agrees to pay only those taxes imposed on Crossroads from the United States government based on Crossroads’ receipt of payment from [Company].

5.	Representations and Warranties

5.1           Mutual Representations and Warranties.  Each Party represents and warrants that it has full right, power, and authority to enter into this Agreement and to perform its obligations and duties under this Agreement, and that the performance of such obligations and duties does not and will not conflict with or result in a breach of any other agreement of such Party or any judgment, order, or decree by which such Party is bound.

5.2 Representations and Warranties by Crossroads.  Crossroads represents and warrants (i) it has full right, power, and authority to grant the license to [Company] in Section 2.1  and (ii) it has not granted any security interest, option, lien, exclusive license, or encumbrance of any nature with respect to any Crossroads Patent which would conflict with the license granted to [Company] in Section 2.1.

5.3 Representations and Warranties by [Company].

5.3.1           [Company] represents and warrants (i) it has full right, power, and authority to grant the license to Crossroads in Section 2.2  and (ii) it has not granted any security interest, option, lien, exclusive license, or encumbrance of any nature with respect to any [Company] Patent which would conflict with the license granted to Crossroads in Section 2.2.

5.3.2           For the purposes of calculating the payment of Section 4.1, [Company] represents and warrants that [Company]’s total Sales of [Company] Licensed Products prior to ___________________ [DATE] were less than approximately __________________________ United States dollars ($_______________USD).
5.3.2          [Company] represents and warrants that as of the Effective Date, other than [Company] Licensed Products used in the calculation of the payment in Section 4.1, no product [Company] has made or sold performs LUN masking or otherwise provides access control between host/initiator device(s) and storage device(s).

5.3.3          [Company] further represents and warrants that the [Company] Licensed Products have exclusively used RAID controllers purchased from Infortrend Corporation, that the RAID controllers purchased from Infortrend Corporation exclusively provide in the [Company] Licensed Products the ability to control host/initiator device(s) to storage access (e.g., LUN masking, LUN filtering, etc…), and that [Company] has never sold any products that provide host/initiator device(s) to storage access control functionality (e.g., LUN masking, LUN filtering, etc…) except where such functionality was provided by an Infortrend RAID controller.

5.4 No Other Representations and Warranties.

5.4.1          EXCEPT AS SET FORTH IN SECTIONS 5.1, 5.2 AND 5.3 OF THIS AGREEMENT, NEITHER PARTY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED.  EACH PARTY HEREBY EXPRESSLY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, MERCHANTABILITY AND/OR NONINFRINGEMENT.  [Company] SHALL HAVE NO LIABILITY WHATSOEVER WITH RESPECT TO THE CROSSROADS LICENSED PRODUCTS OR OWING TO CROSSROADS’ OPERATION UNDER THE [COMPANY] PATENTS LICENSED HEREUNDER.  CROSSROADS SHALL HAVE NO LIABILITY WHATSOEVER WITH RESPECT TO THE [COMPANY] LICENSED PRODUCTS OR OWING TO [COMPANY]’S OPERATION UNDER THE CROSSROADS PATENTS LICENSE HEREUNDER.

5.4.2          Nothing contained in this Agreement shall be construed as (i) a warranty or representation by either Party as to the validity or scope of any of the Licensed Patents, (ii) a warranty or representation by either Party that anything made, used, offered for Sale, Sold or otherwise disposed of under this Agreement is or will be free from infringement of patents or other intellectual property rights of Third Parties, (iii) a requirement that either Party file any patent application, secure any patent or maintain any patent in force, or (iv) an obligation of either Party to furnish any manufacturing or technical information, or any information concerning pending patent applications.

6.	Term and Termination

6.1           Term.  Unless terminated earlier in accordance with this Section 6, this Agreement will take effect on the Effective Date and will remain in effect until each Licensed Patent has expired, been abandoned, or been ruled invalid or unenforceable in a final, non-appealable decision by a court of competent jurisdiction.

6.2 Termination.  Crossroads may terminate this Agreement, effective immediately upon written termination notice to [Company], if [Company] breaches its payment obligations under Section 4 and does not cure such breach within fifteen (15) days after written notice thereof is given to [Company].  Either Party may terminate this Agreement if the other Party is in material breach of any provision in this Agreement and fails to remedy any such breach within thirty (30) days after written notice thereof.  Either Party may terminate this Agreement immediately upon written notice to the other Party for a breach of any representation in Section 5.

6.3 Effect of Termination.  Upon termination of this Agreement, [Company] shall be required to make any and all payments due under Section 4.  Upon termination of this Agreement, all Licenses shall immediately terminate.   If Crossroads terminates this Agreement based on a misrepresentation by [Company] in Sections 5.3.1, 5.3.2 or 5.3.3, the Release of Section 3.1 shall immediately terminate and shall be null and void.

6.4 Survival.  Sections 1 (Definitions), 4 (Fees), 6.3 (Effect of Termination), 6.4 (Survival), 7 Assignment and 8 (General) will survive any termination or expiration of this Agreement.

7. Assignment.  Neither Party may assign or transfer any of its rights under this Agreement or delegate any of its obligations or duties under this Agreement without the other Party’s prior written consent.  Any attempted assignment or delegation without such consent will be null and void.  Notwithstanding the foregoing, either Party may assign this entire Agreement and its rights and obligations hereunder, without the other Party’s consent, in connection with the sale of all or substantially all of the assets or stock of the Party (an “Acquisition”), provided, however, that (a) the Crossroads Patent License shall only extend to [Company] Licensed Products in existence at the time of an Acquisition of [Company] and natural, evolutionary follow-ons, developments and revisions thereto, and the [Company] Patent License shall only extend to Crossroads Licensed Products in existence at the time of an Acquisition of Crossroads and natural, evolutionary follow-ons, developments and revisions thereto; (b) the Licenses will not extend to any product of an acquiring entity in existence prior to the date of the Acquisition; and (c) the Licenses shall not extend to products of the acquiring entity created by dividing or otherwise deconstructing the acquired Party’s hardware/software and combining only resulting portions of the acquired Party’s hardware/software with other technology or products of the acquiring entity.  This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. In the event that either Party is the acquired party in an Acquisition as permitted hereunder, the rights and obligations under this Agreement shall survive such permitted Acquisition.  Any assignment or transfer in violation of this Section 7 shall be null and void.

7.2  Assignment of Licensed Patents.  Crossroads shall have the right to assign the Crossroads Patents, so long as any assignee is bound by the terms of this Agreement.  [Company] shall have the right to assign the [Company] Patents, so long as any assignee is bound by the terms of this Agreement.

8.	General

8.1 Notices.  All notices under this Agreement shall be personally delivered, delivered by United States mail or sent by a nationally recognized overnight carrier, and shall be deemed received on the date of delivery.  With respect to notices sent in the United States mail, such must be registered or certified:

To Crossroads:	Crossroads Systems, Inc.
11000 N. MoPac Expressway
Austin, TX 78759
Attention: Office of the CFO

Copy to:
Steven Sprinkle c/o Sprinkle IP Law Group, PC
1301 W. 25th Street, Suite 408
Austin, TX 78705

To [Company]:	[Company]

Either Party may change its address upon written notice to the other Party.

8.2 Confidentiality. Either Party may issue a press release concerning the dismissal of the Lawsuit against [Company] and may disclose the existence of this Agreement and the fact that [Company] has taken a license to the Crossroads Patents.  Except as expressly provided in this Section 8.2, neither Party will disclose any terms of this Agreement to any Third Party without the prior written consent of the other party, except: (i) as required by law, or by any governmental authority, regulatory authority, securities exchange or NASDAQ requirement; (ii) to its shareholders, attorneys, accountants, and other professional advisors under a duty of confidentiality; and (iii) to a Third Party under a duty of confidentiality in connection with a proposed financing, investment, sale of any assets, merger, or a sale or license of all or part of such party’s business; and (iv) in patent infringement litigation.  All statements made, whether written or oral, and all information disclosed by a Party to the other during settlement discussions are confidential, are subject to Federal Rule of Evidence 408, will not be disclosed to any Third Party.  Neither Party will be liable for the disclosure of any information relating to this Agreement which:  (i) is now, or hereafter becomes, through no act or failure to act on the part of either Party, generally known or available to the public; or (ii) is rightfully acquired from a Third Party without restriction as to disclosure.  A disclosure of such information in response to either a valid order by a court or other governmental body, or as otherwise required by law, shall not be considered to be a breach of this Agreement.

8.3 Compromise.  The Parties agree this Agreement is a litigation settlement no representation is made by either Party that the foregoing consideration represents a reasonable royalty for either the infringement alleged in the Lawsuit or a license under the Crossroads Patents.  The Parties agree that the terms and conditions of this Agreement, including the considerations given herein, are the result of a compromise between the Parties in order to settle the Lawsuit, and were strongly influenced by the desire to end the Lawsuit, and as such shall never at any time or for any purpose be considered as an admission of liability, fault and/or responsibility by any Party to the other, or any of their Affiliates, agents, employees, members, attorneys, successors and assigns, shareholders, officers, and directors, or as an admission, suggestion or implication by either Party that the payment under this Agreement is a reasonable royalty for either the infringement alleged in the Lawsuit or for a license under the Crossroads Patents.  The Parties agree that no implication arises under this Agreement regarding the value attributable to the invention in an arms-length, outside-of-litigation negotiated agreement.

8.4 Governing Law; Venue.  This Agreement will be construed in accordance with and governed in all respects by the laws of the State of Texas without regard to any conflicts of law principles which would result in application of laws of any other jurisdiction.  Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement must be brought or otherwise commenced in federal court located in the Western District of Texas, Austin Division, or in any state court located in the County of Travis, Texas.

8.5 Remedies.  The rights and remedies of the Parties will be cumulative (and not alternative).  If any legal action is brought to enforce this Agreement, the prevailing Party will be entitled to receive its attorneys’ fees, court costs, and other collection expenses, in addition to any other relief it may receive.

8.6 Bankruptcy.  The Parties acknowledge and agree that this Agreement is a contract under which each Party as licensor is a licensor of intellectual property as provided in Section 365(n) of Title 11, United States Code (the “Bankruptcy Code”).  Each Party as licensor acknowledges that if debtor in possession, or a trustee in bankruptcy in a case under the Bankruptcy Code (the “Bankruptcy Trustee”) rejects this Agreement, the licensee may elect to retain its rights under this Agreement as provided in Section 365(n) of the Bankruptcy Code.  Upon the written request of such licensee to licensor or the Bankruptcy Trustee, licensor or such Bankruptcy Trustee will not interfere with the rights of such licensee as provided in this Agreement.

8.7 Entire Agreement.  This Agreement contains the entire understanding and agreement of the Parties relating to the subject matter hereof and supersedes entirely all prior or contemporaneous agreements, communications, and understandings between the Parties (whether written or oral) relating to the subject matter hereof.  This Agreement may not be amended, modified, altered, or supplemented other than by means of a written instrument duly executed and delivered on behalf of both Parties.

8.8 Waiver.  The failure of a Party to this Agreement to insist upon strict adherence to any term hereof shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.  All waivers must be in writing and signed by an authorized representative of the Party waiving its rights.  Any waiver or failure to enforce any provision of this Agreement will not be deemed a waiver of any other provision or of such provision on any other occasion.

8.9 Severability.  If any provision of this Agreement is unenforceable, such provision will be changed and interpreted to accomplish the objectives of such provision to the greatest extent possible under applicable law and the remaining provisions will continue in full force and effect.  To the extent any provision of this Agreement is held unenforceable and is not so reformed, the Parties agree to negotiate in good faith an enforceable substitute provision for any invalid or unenforceable provision that most nearly achieves the intent of such provision.

8.10 Independent Contractors.  This Agreement is not intended to establish any partnership, joint venture, agency, employment, or other relationship between the Parties.

8.11 Construction.  The section headings in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement, and will not be referred to in connection with the construction or interpretation of this Agreement.  Any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

8.12 Counterparts.  This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement. This Agreement may be executed by facsimile or .pdf signatures and such signatures shall be deemed to bind each Party as if they were original signatures.

The Parties have executed this Agreement below to be effective as of the Effective Date.

CROSSROADS:	[Company]:

By: _______________________________________ Name: _____________________________________ Title: ______________________________________ Date: ______________________________________	By: _______________________________________ Name: _____________________________________ Title: ______________________________________ Date: ______________________________________

Exhibit A
Stipulation and Order of Dismissal

Dated: __________ ____, 2010
Respectfully submitted,

Steve Sprinkle (Bar No. 00794962)
Elizabeth J. Brown Fore (Bar No. 24001795)
Sprinkle IP Law Group
1301 W. 25th St., Suite 408
Austin, TX  78705
Tel:  (512) 637-9220
Fax:  (512) 371-9088

Dated: __________ ____, 2010

Exhibit B

ROYALTY REPORT

Quarter Covered:                                From:                      /           /           Through:                      /           /

Prepared by:                                           Date:  (company representative)

Royalty Amount Due:  $
Licensed Product	Quantity Sold	Gross Sales ($)	Allowances	Net Sales ($)	Royalty Rate	Royalty Due This Period
___________					___%
___________					___%
[ETC…]

TOTAL:

[NOTE:  [Company] Licensed Products listed in this Exhibit are exemplary only; other products may need to be added by [Company] to any particular royalty report]